Exhibit 99.10

AUDITORS’ REPORT TO THE DIRECTORS

We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2005 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the two year period ended October 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2005 and the results of its operations and its cash flows for each of the years in the two year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP	/s/ PriceWaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants

Toronto, Canada	Toronto, Canada
November 22, 2005	November 22, 2005